Exhibit 99.2

MICROCLOUD HOLOGRAM INC.

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING

To Be Held on March 24, 2025

I/We _____________________________________ [insert name] of ____________________________________ [insert address] being the registered holder of ____________________ [insert number] [Class A/Class B] ordinary shares1, par value US$0.02 per share, of MicroCloud Hologram Inc., (the “Company”) hereby appoint the Chairman (the “Chairman”)2 of the extraordinary general meeting (the “Meeting”) of the Company as my/our proxy to attend and act for me/us at the Meeting to be held at our headquarters at Room 302, Building A, Zhong Ke Na Neng Building, Yue Xing Sixth Road, Nanshan District, Shenzhen, People’s Republic of China, at 9:00 a.m., Beijing time, on Friday, March 24, 2025, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, in his or her discretion.

THE BOARD RECOMMENDS THAT YOU VOTE FOR EACH PROPOSAL. PROPOSAL NO. 1:

To consider and vote upon an ordinary resolution to effect a 40-for-1 share consolidation:

THAT, with the exact effective date to be determined by the board of directors of the Company in its sole discretion within one year after the date of passing these resolutions, every forty (40) issued and unissued Class A ordinary shares of a nominal or par value of US$0.02 each in the capital of the Company (the “Class A Shares”) be consolidated into one (1) share of Class A Share with a nominal or par value of US$0.8 each (each a “Consolidated Class A Share”), and such Consolidated Class A Share shall have the same rights and subject to the same restrictions as the Class A Shares as set out in the Company’s currently effective Second Amended and Restated Memorandum and Articles of Association (the “M&A”), and every forty (40) issued and unissued Class B Shares of a nominal or par value of US$0.02 each in the capital of the Company (the “Class B Shares”) be consolidated into one (1) share of Class B Share with a nominal or par value of US$0.8 each (each a “Consolidated Class B Share”), and such Consolidated Class B Shares shall have the same rights and subject to the same restrictions as the Class B Shares as set out in the Company’s M&A (the “Share Consolidation”) such that following the Share Consolidation the authorized share capital of the Company will be changed

FROM US$10,000,000 divided into 500,000,000 shares comprising (i) 400,000,000 Class A Shares, and (ii) 100,000,000 Class B Shares; and

TO US$10,000,000 divided into 12,500,000 shares comprising (i) 10,000,000 Consolidated Class A Shares, and (ii) 2,500,000 Consolidated Class B Shares;

No fractional shares shall be issued in connection with the Share Consolidation and the Company’s transfer agent would aggregate all fractional shares and sell them as soon as practicable after the effective time of the Share Consolidation at the then-prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive a fractional share as a result of the Share Consolidation.

(the “Share Consolidation Proposal”);

☐ FOR ☐ AGAINST ☐ ABSTAIN
PROPOSAL NO. 2:

To consider and vote upon an ordinary resolution to increase the Company’s share capital after the Share Consolidation:

THAT conditional upon and effective immediately following the Share Consolidation, increase the authorized share capital of the Company

FROM US$10,000,000 divided into 12,500,000 shares comprising (i) 10,000,000 Consolidated Class A Shares, and (ii) 2,500,000 Consolidated Class B Shares,

TO US$400,000,000 divided into 500,000,000 shares comprising (i) 400,000,000 Consolidated Class A Shares by the creation of an additional 390,000,000 Consolidated Class A Shares, and (ii) 100,000,000 Consolidated Class B Shares by the creation of an additional 97,500,000 Consolidated Class B Shares (the “Share Capital Increase” or the “Share Capital Increase Proposal”.)

☐ FOR ☐ AGAINST ☐ ABSTAIN

PROPOSAL NO. 3:

To consider and vote upon an ordinary resolution:

THAT any one or more of directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Consolidation and the Share Capital Increase and of administrative nature, including to determine the exact effective date of the Share Consolidation and the Share Capital Increase, as any of them considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation and the Share Capital Increase; the Company’s registered office provider be instructed to make all necessary filings with the Companies Registry in the Cayman Islands in connection with the Share Consolidation and the Share Capital Increase; and the Company’s share registrar be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any Director be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

PROPOSAL NO. 4:

To consider and vote upon an ordinary resolution:

THAT adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposals 1 – 3.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Dated ___________________ 2025	Signature(s)[4]

1.	Please insert the number of Shares registered in your name(s) to which this proxy relates. If no number is inserted, this Form of Proxy will be deemed to relate to all the Shares in the Company registered in your name(s).

2.	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman will be appointed as your proxy.

i.	If any proxy other than the Chairman is preferred, strike out the words “the Chairman of the Meeting” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3.	The Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the proxy will vote the Shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. With regard to the items listed on the agenda and without any explicit instructions to the contrary, the Chairman of the Meeting as proxy holder will vote all resolutions in accordance with the recommendation of the Board.

4.	This Form of Proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under the hand of an officer or attorney duly authorized to sign the same.

5.	Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this Form of Proxy in accordance with these instructions. If you are a registered shareholder, your proxy card, to be valid, must be completed, signed and returned in the envelope provided so that it is received no later than March 20, 2025, at 5:00 p.m Eastern Time.